08029976

SEC
Mail Processing
Section

MAR 04 2008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-48893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JESUP & LAMONT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE - 3RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM MORENO (212) 918-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER ELLIN COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

750 LEXINGTON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM MORENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JESUP & LAMONT SECURITIES CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

DAWN LOPEZ
MY COMMISSION # DD 520336
EXPIRES: April 3, 2010
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY
OF JESUP & LAMONT, INC.
FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
AUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC. FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
AUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

TABLE OF CONTENTS

MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Jesup & Lamont Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (a wholly-owned subsidiary of Jesup & Lamont, Inc., formerly Empire Financial Holding Company) as of December 31, 2007, for filing pursuant to rule 17a-5 under the Securities Exchange Act of, 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC.
FORMERLY EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$455,405
Marketable securities owned, at market value	7,285
Commissions receivable from clearing organization	1,291,483
Other receivables	547,672
Securities not readily marketable, at estimated fair value	276,372
Furniture and equipment, net	206,126
Prepaid expenses and other assets	550,976
Due from Parent	67,060
Due from former Parent	68,044
Due from employees	65,725
Notes receivable	273,833
Intangible assets, net	4,304,328
Total assets	$8,114,309
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$920,816
Securities sold, but not yet purchased, at market value	71,305
Deferred rent payable	19,985
Total liabilities	1,012,106
Commitments and Contingencies	
Stockholder's equity:	
Common stock, no par value, 12,342 shares authorized, issued and outstanding	6,000
Additional paid-in capital	11,216,454
Retained earnings (deficit)	(4,120,251)
Total stockholder's equity	7,102,203
Total liabilities and stockholder's equity	$8,114,309

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Jesup & Lamont Securities Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC). It is a wholly-owned subsidiary of Jesup & Lamont, Inc. formerly Empire Financial Holding Company (the "Parent"). Effective January 2, 2008, the Parent changed its name to Jesup & Lamont, Inc. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in various businesses of a broker dealer including principal and agency trading, investment banking and underwriting activities. The Company clears its securities transactions on a fully disclosed basis with other broker dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2007.

2. Significant Accounting Policies

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased – Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at market value with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Securities transactions – Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred asset will not be realized.

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Intangible assets – Intangible assets consist of customer lists and trademark. The customer lists are being amortized on a straight line basis over their expected economic lives. The trademark is not amortized but instead will be annually evaluated for impairment. If it is determined that the trademark is impaired it will be written down to its estimated fair value.

The Parent used the purchase method of accounting to record the acquisition of the Company during 2006. During 2007 the Parent adjusted its final purchase accounting and accordingly, the Company adjusted the fair value of its customer list to $1,157,266, and its trademark to $3,282,077, resulting in a decrease to additional paid-in capital of $694,956.

The customer list is being amortized straight line over 10 years. The trademark is not being amortized.

3. Notes Receivable

The Company has made advances to certain registered representatives in its Boston office. The resulting notes receivable balance at December 31, 2007 was $273,833 related to these advances.

4. Furniture and Equipment

Components of furniture and equipment include the following:

Leasehold improvements	$ 259,308
Computer equipment	363,030
Furniture and fixtures	237,649
Other equipment	27,978
Total cost	$ 887,965
Less accumulated depreciation and amortization	(681,839)
	$ 206,126

Depreciation and amortization amounted to $139,322 for the year ended December 31, 2007.

5. Due From Officers

During 2007, the Company transferred notes receivable from its Chairman and President totaling $629,523, to its Parent. These notes receivable were issued prior to the Company's acquisition by its Parent and were included in the assets purchased in the acquisition.

6. Intangible Assets

A summary of the intangible assets at December 31, 2007, is as follows:

Trademarks	$3,282,077
Customer lists	1,157,266
Total cost	$4,439,343
Less accumulated amortization	(135,015)
	$4,304,328

7. Clearing Agreement

The Company's clearing agreement with First Clearing Corp. extends through 2010. If the Company terminates the agreement early it will be subject to certain termination fees.

8. Income Taxes

There was no income tax expense for the year ended December 31, 2007. At December 31, 2007, the Company had deferred tax assets of approximately $100,000, which are primarily due to temporary differences such as the tax effect of net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. At December 31, 2007, the Company's share of the federal net operating loss carryforwards was approximately $250,000, which expires in 2028.

9. Net Capital Requirements

As a registered broker dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital based on aggregate indebtedness. As of December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.26 to 1 and its net capital was $745,509 which was $645,509 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

10. Transactions With Parent Companies

Before the sale to Empire Financial Holding Company in November 2006, the Company's previous parent was a non-operating holding company. A balance of $68,044 remains due from the Company's previous parent at December 31, 2007.

During 2007, Empire Financial Holding Company made cash contributions to capital of $850,000 which were recorded as additional paid-in capital. In addition, the Parent advanced the Company approximately $634,000. The Company repaid the advances by transferring the loans from its officers to the Parent in the amount of $629,523.

11. Commitments and Contingencies

Operating Leases

As of December 31, 2007, the Company is obligated under several non-cancelable operating lease agreements for office space, expiring at various dates through June 30, 2009. Deferred rent includes $19,985 representing the difference between rent payable calculated over the lease terms on a straight-line basis and rent payable on a cash basis. For the year ended December 31, 2007, rent expense was reduced by $54,108 for amortization of these amounts. Rent expense for all leases for the year ended December 31, 2007 totaled $1,353,953. The Company is also obligated under several non-cancelable operating lease agreements for office equipment expiring at various dates through March 2010. The leases provide for minimum lease payments as follows:

Year ending December 31,	
2008	$850,365
2009	331,936
2010	390
	$1,182,691

12. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company maintains its cash on bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2007, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

END